Exhibit 12

DELTA AIR LINES, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended March 31

	2004	2003

Earnings (loss)
Loss before income taxes	$(598)	$(724)

Add (deduct)
Fixed charges from below	367	351
Income from equity investees	(3)	(7)
Distributed income of equity investees	-	24
Interest capitalized	(3)	(3)

Earnings (loss) as adjusted	$(237)	$(359)

Fixed charges
Interest expense, including capitalized amounts and amortization of debt costs	$197	$179
Preference security dividend	6	6
Portion of rental expense representative of the interest factor	164	166

Total fixed charges	$367	$351

Ratio of earnings (loss) to fixed charges (1)	(0.65)	(1.02)

(1) Fixed charges exceeded our adjusted earnings (loss) by $604 million and $710 million for three months ended March 31, 2004 and 2003, respectively.